1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 25, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of August 2024.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		7/31/2024	8/31/2024
Senior Vice President and Chief Information Security Officer	J.K. Lin	13,829,462	13,880,462	51,000
Senior Vice President	Cliff Hou	499,822	500,919	1,097
Senior Vice President and Chief Financial Officer	Wendell Huang	1,660,190	1,660,199	9
Vice President	Geoffrey Yeap	75,532	78,532	3,000
Vice President	Jonathan Lee	404,709	406,001	1,292
Vice President	K.C. Hsu	95,927	100,927	5,000
Vice President	Ray Chuang	285,318	286,318	1,000

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
(1) Fixed-income investment: NT$26.1 billion of acquisition and NT$0.5 billion of disposition.
(2) Machinery equipment: NT$1.0 billion of disposition.
4.The capital appropriations approved by TSMC board of directors:
(1) Machinery equipment for advanced technology capacity: US$14,216 million.
(2) Machinery equipment for advanced packaging, mature and/or specialty technology capacity: US$7,079 million.
(3) Real estate and capitalized leased assets: US$8,320 million.
5.The unsecured bonds issued by TSMC and its subsidiaries: Inapplicable.